June 1, 2020

VIA EDGAR

David M. Plattner

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mack-Cali Realty Corporation
DFAN14A filed May 12, 2020 by Bow Street LLC et al. (the “DFAN”)
File No. 001-13274

Dear Mr. Plattner:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 14, 2020 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with our client, Bow Street LLC (“Bow Street”), and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the DFAN.

1.	We note the following statements:

•

“Lead Independent Director Alan Bernikow and Chief Executive Officer Michael DeMarco are unilaterally seeking to replace the four highly qualified, independent directors nominated by Bow Street and duly elected by shareholders less than a year ago” (emphasis added).

•

“Mack-Cali’s proposed replacement directors have been hand-picked by a subcommittee of the Board of Directors (the “Board”) led by Mr. DeMarco and its two longest serving directors – Mr. Bernikow and Irvin Reid – both of whom have failed to provide proper oversight throughout their respective 16- and 26-year tenures” (emphasis added).

June 1, 2020

In light of the apparent involvement of multiple independent directors and Ferguson Partners in the director selection process, please provide us with a factual basis for the claims above, or file corrective disclosure.

Response:

Bow Street appreciates the Staff’s comment and the opportunity to respond with the factual basis underlying Bow Street’s statements set forth in the DFAN.

Bow Street believes the passages identified above accurately characterize an artificial and contrived process, described in the Mack-Cali’s definitive proxy statement dated May 8, 2020 and in direct contravention of Mack-Cali’s publicly disclosed board committee charters, by which Mack-Cali’s Nominating & Corporate Governance Committee abdicated its obligation to identify, consider and recommend candidates to fill positions on the board. This obligation is required by the charter of the Nominating & Corporate Governance Committee to be discharged by the Nominating & Corporate Governance Committee in its entirety or pursuant to a subcommittee composed entirely of independent directors as defined under the listing standards of the New York Stock Exchange1. Instead, and in contravention of its charter, the Nominating & Corporate Governance Committee, chaired by Mr. Reid (a director with 26 years tenure on the Mack-Cali board), elected to form for this important purpose a subcommittee consisting only of Mr. Reid, Mr. DeMarco (who is obviously neither a member of the Nominating & Corporate Governance Committee nor independent under NYSE listing standards), and an independent director who was on the board for less than one year. The subcommittee, according to Mack-Cali’s definitive proxy statement, was formed “to select, engage and oversee the work of a professional search firm…in identifying qualified, independent director candidates…..” The company’s definitive proxy statement further informs that the subcommittee dominated by Mr. Reid and Mr. DeMarco “interviewed all 23 potential director candidates identified by Ferguson Partners”, and that the Nominating & Corporate Governance Committee “based on the recommendation of the subcommittee and Ferguson Partners” (which was overseen and directed by the subcommittee) selected eight candidates for further interviews. In short, an illegitimately formed, non-independent subcommittee of the Nominating & Corporate Governance Committee ensured that Mr. DeMarco and Mr. Reid dominated the selection

[1]

Specifically, Mack Cali’s Nominating and Corporate Governance Committee Charter provides, in relevant part, that the committee “shall have the authority to delegate any of its responsibilities to subcommittees as the Committee may deem appropriate, provided any such subcommittee is composed entirely of independent directors as defined under the listing standards of the New York Stock Exchange.”

June 1, 2020

of director nominees, such that Mr. DeMarco, joined by Mr. Reid, actually screened the candidates who, if elected, would supervise Mr. DeMarco. This is precisely the behavior that the Nominating & Corporate Governance Committee charter and the NYSE listing rules, in requiring strict independence of nominating committee members and subcommittees, was intended to avoid.

As for Mr. Bernikow, he has been a director for 16 years, is one of four members (along with Mr. Reid) on the Nominating & Corporate Governance Committee, and is identified in the company’s definitive proxy as the company’s “Lead Independent Director” since March 2014. Mr. Bernikow’s responsibilities in the role of “Lead Independent Director” are difficult to ascertain, as the company’s Corporate Governance Principles (as amended as of June 1, 20162) do not describe the role and appear almost not to contemplate it.3 The company’s definitive proxy, however, states that “the board of directors believes that its Lead Independent Director structure….provides the same independent leadership, oversight, and benefits for the Company and the Board of Directors that would be provided by an independent Chairman of the Board.”

Bow Street believes that, in his role as member of the Nominating & Corporate Governance Committee, Mr. Bernikow did not object to the formation, in violation of the company’s board committee charter documents as described above, of the subcommittee that permitted Mr. DeMarco and Mr. Reid to dominate the process of selecting director candidates4. Bow Street further believes that, in his role as “Lead Independent Director,” Mr. Bernikow did not provide “the same independent leadership, oversight and benefits for the Company and the Board of Directors that would be provided by an independent Chairman of the Board” with which he was charged. In this regard, Bow Street notes that the company’s definitive proxy statement describes that the board of directors of Mack-Cali formed another exclusionary committee, which it calls the “Annual Meeting Committee”, consisting of all of Mack-Cali’s directors other than the directors nominated by Bow Street and elected at the 2019 annual meeting of stockholders (the “2019 Directors”) – all of which 2019 Directors are independent and

[2]	That is, over two years after Mr. Bernikow assumed this role.
[3]

The sole reference to “Lead Independent Director” in the company’s Corporate Governance Principles (as amended as of June 1, 2016) states “The Chairman of the Board sets the agenda for Board meetings with the understanding that certain items pertinent to the advisory and monitoring functions of the Board be brought to it periodically by the Lead Independent Director, CEO or President and COO for review.”

[4]	If Mr. Bernikow objected to the formation of this subcommittee, Bow Street would expect that the company’s definitive proxy statement would have described that material fact.

June 1, 2020

purportedly protected by a “Lead Independent Director”. Bow Street believes that the Annual Meeting Committee was transparently formed, in violation of law, to exclude the 2019 Directors from questioning the extraordinary irregular processes adopted to form the improperly constituted Nominating & Corporate Governance Committee described above and to preclude the 2019 Directors from questioning the activities of Mr. Reid, Mr. DeMarco and Mr. Bernikow in utilizing these subcommittees to marginalize four directors elected by the company’s stockholders only nine months earlier.

In addition, and as disclosed in the company’s definitive proxy statement, Bow Street attempted to discuss the composition of Bow Street’s slate with Mr. Bernikow in his role as Lead Independent Director, including on March 27, 2020.5 Rather than provide “the same independent leadership…that would be provided by an independent Chairman of the Board”, Mr. Bernikow nearly immediately conveyed this information not, as far as Bow Street can ascertain, to the other independent directors – but directly to Mr. DeMarco, who (as described in the company’s definitive proxy) emailed Mr. Katz directly – ten minutes after Mr. Katz had emailed Mr. Bernikow—and asked for clarification of Mr. Katz’s letter to Mr. Bernikow.6 In short, rather than showing independent oversight, Mr. Bernikow merely immediately forwarded the communication from Mr. Katz to one of the only directors that was not, in fact, independent: Mr. DeMarco, who then took up the matter directly with Mr. Katz.

In summary, Bow Street believes that the use of subcommittees and the actions of Mr. DeMarco, Mr. Reid, and Mr. Bernikow as described above form a sufficient factual predicate for the statements made by Bow Street in its definitive proxy statement.

[5]

The company’s definitive proxy statement describes that “[O]n March 13, 2020, Mr. Katz contacted Alan S. Bernikow, the Company’s Lead Independent Director, by telephone to discuss Bow Street’s proxy contest” and that “[O]n March 27, 2020, Mr. Katz sent a letter to Mr. Bernikow, in which he rejected the Company’s settlement offer. Mr. Katz’s letter indicated that Bow Street was not willing to end its proxy contest for a majority of the Board of Directors, but would be willing to remove the four Bow Street Directors from its slate if the Company irrevocably agreed to include all four of them in the Company’s slate and support their re-election to the Board of Directors in the same manner as it supports the election of the Company’s other nominees”.

[6]

The company’s definitive proxy statement describes that “[A]lso on March 27, 2020, Mr. DeMarco sent an email to Mr. Katz, in which he asked him to clarify whether Bow Street would be willing to end its proxy contest if the Company agreed to include all four of the Bow Street Directors in the Company’s slate.” Moreover, the email from Mr. DeMarco attached Mr. Katz’s communication to Mr. Bernikow.

June 1, 2020

2.	We note the following disclosure:

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“Furthermore, in 2019, Ferguson Partners began working directly with Ms. Jones and her spouse on an initiative to promote ethnic diversity on public company boards. It was in the context of this initiative – and this context only – that Ms. Jones provided her spouse’s name to Ferguson Partners.”

It has come to our attention that Ms. Jones on multiple occasions recommended to Ferguson Partners that her husband be considered as a candidate for the Mack-Cali board of directors, including as recently as March 5, 2020, without reference to the initiative referred to above or the existence of Ms. Jones’s relationship with the candidate. Please clarify the above disclosure accordingly, or advise.

Response:

Bow Street appreciates the Staff’s comment and the opportunity to respond with the factual basis underlying Bow Street’s statements set forth in the DFAN.

On Thursday April 7, 2020, Mack-Cali issued a public press release impugning Bow Street’s director nominee Tammy Jones.7 On Sunday April 10, at her own initiative and without being requested to do so by Bow Street, Ms. Jones emailed Mr. Katz with a statement by Ms. Jones “about the nonsense they wrote about me in the proxy”. Ms. Jones stated in her email statement to Bow Street that “in 2019 Ferguson began working directly with Ms. Jones and her spouse (who is also an African American senior executive in real estate with public board experience) on an initiative to promote ethnic diversity on public boards in order to create a pipeline of qualified candidates. It was in this context that Ms. Jones provided names to Ferguson of qualified African American Board candidates for consideration. Ferguson partners was fully aware of Ms. Jones’ relationship to her spouse and their joint commitment to Board diversity. If there is any judgment that is questionable, its Mack Cali’s for printing

[7]

Mack-Cali’s press release stated, in relevant part, that “Tammy Jones has never served as a public company executive officer. In addition, she demonstrated questionable judgement when, after agreeing to serve on Bow Street’s slate, she recommended to Ferguson Partners that Mack-Cali interview a director candidate for the Company’s slate — without disclosing that the individual she identified was her spouse.”

June 1, 2020

false and disparaging statements in a public document, which were completely out of context about the one independent director who was identified as highly qualified by both searches.”

Based, among other things, on Ms. Jones statement to it, Bow Street believed, and continues to believe, that 1) Ferguson began working with Ms. Jones and her husband in 2019; 2) that Ferguson and Ms. Jones discussed minority director candidates as part of an initiative to promote ethnic diversity on public boards; and 3) that Ferguson was well aware, both in 2019 and in March 2020, to whom Ms. Jones was married. In light of this course of conduct between Ms. Jones and Ferguson over the course of more than one year, Bow Street does not believe that it was incumbent on Ms. Jones to inform Ferguson each and every time that they spoke or corresponded that Ms. Jones was interested in facilitating Ferguson’s initiative to promote ethnic diversity on public boards, nor to inform Ferguson of information of which Ferguson was already aware – to wit, the name of her husband. Moreover, Bow Street is not aware of any information suggesting that Ferguson was, in fact, unaware that its discussions with Ms. Jones were based on both parties’ mutual interest in promoting ethnic diversity on public boards, nor that Ferguson was unaware of the identify of Ms. Jones’ husband. To the contrary, in light of the parties’ past interactions, we believe it was obvious to Ferguson both that Ms. Jones was making the recommendation in connection with their previous discussions of ethnically diverse candidates and that the person she recommended was her husband. As a result, Bow Street believes the disclosure is accurate as written.

* * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Very truly yours,

By:	/s/ Richard M. Brand
Name:	Richard M. Brand
Title:	Partner